

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3561

October 28, 2009

Via U.S. Mail and Facsimile

Berth H. Milton
Chief Executive Officer
Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D, 08005
Barcelona, SPAIN

>    **Re:    Private Media Group, Inc.**
>    **Form 10-K for the fiscal year ended December 31, 2008**
>    **Filed April 15, 2009**
>    **File No. 000-25067**

Dear Mr. Milton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be

Berth H. Milton
Private Media Group, Inc.
October 28, 2009

submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Item 1. Business, page 1

1.  We note disclosure of your recent acquisition of Game Link LLC in the final paragraph on page 6 and in your 8-K filed on January 23, 2009.  Please provide us with additional details surrounding the transaction to support your claimed exemptions from registration under Section 4(2) and Regulation D of the Securities Act of 1933, such as the identity or nature of the purchasers, the information provided and the process by which you solicited interest in the transaction by the target shareholders.

Item 1A. Risk Factors, page 22

2.  We note your disclosure in the first paragraph on page 22 that the risks addressed "are not the only ones we face."  In future filings, please remove this language as it could be construed to mean that there are known material risks which you have not disclosed.

Item 5. Market for the Registrant's Common Equity, page 28

3.  It appears that your stock may be "penny stock" as defined in Rule as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  In future filings, please add a risk factor discussing the risks associated with penny stock.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Berth H. Milton
Private Media Group, Inc.
October 28, 2009

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tarik Gause at (202) 551-3521 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal